EXHIBIT 12.1
CONN’S, INC. AND SUBSIDIARIES
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended January 31,
	2016	2015	2014	2013	2012(1)
Income before income taxes	$49,243	$90,502	$146,519	$82,721	$(3,882)
Fixed charges	86,195	50,245	32,076	29,037	34,430
Capitalized interest	(660)	(189)	(333)	(360)	(21)
Total earnings	$134,778	$140,558	$178,262	$111,398	$30,527
Interest expense (including capitalized interest)	$50,973	$26,912	$12,522	$13,653	$19,893
Amortized premiums and expenses	12,794	2,642	3,135	3,754	2,586
Estimated interest within rent expense	22,428	20,691	16,419	11,630	11,951
Total fixed charges	$86,195	$50,245	$32,076	$29,037	$34,430
Ratio of earnings to fixed charges	1.6	2.8	5.6	3.8	—

(1)
Due to our loss in the year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.